MODUSLINK GLOBAL SOLUTIONS, INC.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

April 17, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.

Form 10-K for Fiscal Year Ended July 31, 2008

Filed October 14, 2008

Form 10-Q for the Quarters Ended October 31, 2008 and January 31, 2009

Filed December 10, 2008 and March 12, 2009

Definitive Proxy Statement on Schedule 14A

Filed November 6, 2008

File No. 000-23262

Ladies and Gentlemen:

ModusLink Global Solutions, Inc. (the “Registrant”) is in receipt of the review letter from the Securities and Exchange Commission (the “Commission”) to Joseph C. Lawler dated April 14, 2009 relating to the above referenced filings. The Registrant hereby respectfully requests that the date for the Registrant’s response to the comments contained in the letter be extended from April 28, 2009 to May 15, 2009.

Very truly yours,

/s/ Steven G. Crane

Steven G. Crane

Chief Financial Officer

cc: Scott M. Anderegg, Esq.